YSX TECH. CO., LTD

401, 4 / F, Building 12, 1601 South Guangzhou Avenue, Haizhu District,

Guangzhou, Guangdong, PRC

VIA EDGAR

December 16, 2024

Mr. Brian Fetterolf

U.S. Securities and Exchange Commission

Division of Corporation Finance

Trade & Services

Washington, D.C. 20549

Re:	YSX TECH CO., LTD Registration Statement on Form F-1, as amended File No. 333-280312

Dear Mr. Fetterolf:

In accordance with Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, YSX TECH CO., LTD hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 pm, Eastern Time, on December 17, 2024, or as soon thereafter as practicable.

Very truly yours,

YSX TECH CO., LTD

By:	/s/ Jie Xiao
	Name:	Jie Xiao
	Title:	Chief Executive Officer

cc. Ying Li, Esq., Hunter Taubman Fischer & Li LLC